UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.____________)*

Box Ships Inc.
(Name of Issuer)

Common stock, par value $0.01 per share (including related preferred stock purchase rights)
(Title of Class of Securities)

Y09675 102
(CUSIP Number)

Michael Bodouroglou c/o Box Ships Inc. 15 Karamanli Ave. 16673 Voula Athens, Greece 011 30 210 891 4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2011
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y09675 102

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Bodouroglou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,776,500**

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,776,500**

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,776,500**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.0%

14.	TYPE OF REPORTING PERSON*

IN

*(SEE INSTRUCTIONS)

** Mr. Bodouroglou may be deemed to beneficially own 1,776,500 of these shares through Neige International Inc., a Marshall Islands company of which he is the controlling person.

CUSIP No.	Y09675 102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Neige International Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,776,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,776,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,776,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.0%

14.	TYPE OF REPORTING PERSON*

CO

*(SEE INSTRUCTIONS)

CUSIP No.	Y09675 102

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (including related preferred stock purchase rights), (the "Common Stock") of Box Ships Inc., a Marshall Islands corporation (the "Issuer").  The principal executive office and mailing address of the Issuer is 15, Karamanli Ave., 16673 Voula, Athens, Greece.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Michael Bodouroglou and Neige International Inc. ("Neige International"), a company owned and controlled by Michael Bodouroglou (collectively, the "Reporting Persons").

(a-c, f)
(i) The address of Neige International's principal place of business is c/o 15, Karamanli Ave., 16673 Voula, Athens, Greece. The principal business of Neige International is acting as an investment holding company. The citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Michael Bodouroglou, the sole executive officer and director of Neige International, is set forth below.

Michael Bodouroglou	Sole Director, President and Secretary
Mr. Bodouroglou's principal business address is c/o Paragon Shipping Inc., 15, Karamanli Ave., 16673 Voula, Athens, Greece. Mr. Bodouroglou is also the Chairman, President and Chief Executive Officer of the Issuer and Paragon Shipping Inc., an international shipping company engaged primarily in the seaborne transportation of drybulk cargoes. Mr. Bodouroglou is a citizen of Greece.

(d-e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In April 2011, Proplous Navigation S.A., a company owned and controlled by Michael Bodouroglou, agreed to sell the vessel CMA CGM Marlin to the Issuer for a specified cash amount and 1,562,500 shares of Common Stock.  The conditions for the sale of the CMA CGM Marlin set forth under the purchase agreement, dated as of April 19, 2011, by and between Proplous Navigations S.A. and the Issuer, were satisfied when the vessel was delivered to the Issuer on May 31, 2011.  Mr. Bodouroglou has nominated Neige International to receive the 1,562,500 shares of Common Stock issuable under the purchase agreement in partial consideration for the sale of the vessel.

In April 2011, Michael Bodouroglou, through Neige International, purchased 114,000 shares of Common Stock in the Issuer's initial public offering at the initial public offering price of $12.00 per share.

In April 2011, the Issuer granted 100,000 restricted shares of Common Stock to Neige International under the Issuer's 2011 Equity Incentive Plan, which were issued to Neige International in May 2011.

No additional consideration was paid for these shares of Common Stock.

As of the date hereof, Michael Bodouroglou may be deemed to beneficially own 1,776,500 shares of Common Stock.  As of the date hereof, Neige International owns 1,776,500 shares of Common Stock.  For further information regarding these acquisitions please see Item 5.

Item 4.	Purpose of Transaction.

The information contained in Item 6 below is incorporated by reference herein.

Neige International holds its Common Stock for investment purposes.  The Common Stock that Michael Bodouroglou may be deemed to beneficially own is held for investment purposes, but as the Chairman, Chief Executive Officer and President of the Issuer, Mr. Bodouroglou controls the management and policies of the Issuer and may be involved in and may plan for his involvement in any or all of the activities described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Any future decision of Mr. Bodouroglou to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer.

(a. and b.)	As of June 9, 2011, the Issuer had outstanding 16,100,000 shares of Common Stock outstanding. Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Stock:

Michael Bodouroglou may be deemed to beneficially own 1,766,500 shares of Common Stock, representing approximately 11.0% of the Issuer's outstanding shares of Common Stock.  Mr. Bodouroglou has the sole power to vote or direct the vote of 1,776,500 shares of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has the sole power to dispose or direct the disposition of 1,776,500 shares of Common Stock; and has shared power to dispose or direct the disposition of 0 shares of Common Stock.

Neige International may be deemed to beneficially own 1,766,500 shares of Common Stock, representing approximately 11.0% of the Issuer's outstanding shares of Common Stock.  Neige International has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,776,500 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,776,500 shares of Common Stock.

(c.)
In April 2011, Michael Bodouroglou, through Neige International, purchased 114,000 shares of Common Stock in the Issuer's initial public offering, which closed on April 19, 2011, at the initial public offering price of $12.00 per share.

On April 19, 2011, the Issuer granted 100,000 restricted shares of Common Stock to Neige International under the Issuer's 2011 Equity Incentive Plan, which were issued to Neige International on May 31, 2011.

(d.)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e.)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In April 2011, Proplous Navigation S.A., a company owned and controlled by Michael Bodouroglou, agreed to sell the vessel CMA CGM Marlin to the Issuer for a specified cash amount and 1,562,500 shares of Common Stock.  The conditions for the sale of the CMA CGM Marlin set forth under the purchase agreement, dated as of April 19, 2011, by and between Proplous Navigations S.A. and the Issuer, were satisfied when the vessel was delivered to the Issuer on May 31, 2011.  Mr. Bodouroglou has nominated Neige International to receive the 1,562,500 shares of Common Stock issuable under the purchase agreement as partial consideration for the sale of the vessel.

Other than as described above, neither Michael Bodouroglou nor Neige International has any contract, arrangement, understanding or relationship with any person with respect to their respective shares of Common Stock.

Item 7.	Material to be Filed as Exhibits.

A.	Agreement between the Reporting Persons to file jointly

The form of purchase agreement for the sale of the CMA CGM Marlin, filed as Exhibit 10.7 to the Issuer's registration statement on Form F-1 (File No. 333-173280) on April 4, 2011, is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2011

NEIGE INTERNATIONAL INC.* By:/s/ Michael Bodouroglou Name: Michael Bodouroglou Title: Director and President
/s/ Michael Bodouroglou* Name: Michael Bodouroglou

*The Reporting Persons disclaims beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Agreement

The undersigned agree that this Schedule 13D dated June 10, 2011, and any amendments hereto, relating to the Common Shares of Box Ships Inc. shall be filed on behalf of the undersigned.

Dated: June 10, 2011

NEIGE INTERNATIONAL INC. By:/s/ Michael Bodouroglou Name: Michael Bodouroglou Title: Director and President
/s/ Michael Bodouroglou Name: Michael Bodouroglou

SK 27372 0001 1202271 v3